Exhibit 99.1

Nam Tai Property Confirms Results of Special Meeting of Shareholders

Reconstituted Board of Directors Holds First Meeting, Resulting in the Appointments of Michael Cricenti as Chairman, Huang Zhichang as Interim CEO and Steven Parker as Interim CFO

SHENZHEN, PRC – December 3, 2021 – Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”) today announced that the special meeting of shareholders (the “Special Meeting”) held on November 30, 2021, has resulted in a reconstitution of the Company’s Board of Directors (the “Board”). At the Special Meeting, holders of nearly 60% of the Company’s outstanding shares voted to approve the resolutions proposed by IsZo Capital Management LP. Specifically, the following resolutions were adopted at the Special Meeting:

1.	The immediate removal of directors Dr. Wing Yan (William) Lo, Dr. Aiping Lyu, Dr. Lai Ling Tam and Professor Si Zong Wu from the Board;

2.	The immediate appointments of Michael Cricenti, Bo Hu, Leung Lin Cheong (Louis Leung), Jeffrey Tuder, Cindy Chen Delano and Paula J. Poskon to the Board.

The reconstituted Board, which continues to include Peter R. Kellogg and Mark Waslen, held a meeting on December 1, 2021, whereat Mr. Cricenti was appointed Chairman, Huang Zhichang was appointed interim Chief Executive Officer and Steven Parker was appointed interim Chief Financial Officer.

New Director Biographies

Michael Cricenti is the Managing Member and Chief Investment Officer of Magis Capital Partners, a private investment firm that periodically invests in real estate investment trusts with underlying holdings across various commercial property sub-sectors. Since 2017, Mr. Cricenti has also served as a Senior Advisor at IsZo Capital Management, an investment firm, where he advises the firm on its investments in real estate securities and the REIT sector. His previous work experience includes working at Bluestem Asset Management and Harris Williams & Co.

Bo Hu is a Partner and the Managing Director of Edge Principal Advisors, a multi-strategy real estate investment platform that manages several investment vehicles that have invested in over $6 billion of real estate assets. Edge Principal Advisors is involved in real estate transactions throughout the capital structure and across a broad range of property types. Mr. Hu oversaw the execution of some of the most complex real estate transactions and programmatic joint venture relationships at Edge Principal Advisors. His previous work experience includes working at Five Mile Capital Partners and Merrill Lynch & Co.

Leung Lin Cheong (Louis Leung) is the Managing Director of Capital BR International Ltd., a private investment firm. Throughout his extensive career, Mr. Leung has held a number of senior roles focused on property development and asset management at leading real estate funds. Prior to Capital BR International, Mr. Leung served as Managing Director of the Retail Asset Management Department of Ping An Real Estate Company Ltd. and as Board Chairman of Shenzhen Ping An Commercial Property Investment Co., Ltd., a real estate investment company, both of which are subsidiaries of Ping An Insurance (Group) Company of China, Ltd., a Chinese holding conglomerate whose subsidiaries provide insurance, banking and financial services. Mr. Leung also served as Managing Director, Real Estate Development, at Van Shung Chong Holdings Limited (n/k/a Hong Kong Shanghai Alliance Holdings Limited), a stockholding and real estate fund business in Shanghai, China.

Jeffrey Tuder is the Managing Member of Tremson Capital Management, a private investment firm he founded to invest in undervalued publicly-traded companies. Mr. Tuder has broad experience in both private and public market investing across asset classes as well as serving as a director of a number of public and private companies. Mr. Tuder is currently CEO of the Concord Acquisition group of special purpose acquisition corporations. Previously, Mr. Tuder held investment positions at Fortress Investment Group and JHL Capital Group, among others.

Cindy Chen Delano is a Co-Founder and Partner at Invictus Global Management, LLC, an alternative asset management firm based in Austin, Texas. Ms. Delano has vast legal expertise in complex cross-border transactions and investments. Her previous work experience includes holding various positions at firms such as Whitebox Advisors and AIG Investments, and working as an attorney at several law firms. Ms. Delano also previously served as an adjunct professor at the University of Minnesota Law School.

Paula J. Poskon is the founder and President of STOV Advisory Services, which offers professional consulting and advisory services to company executives and institutional investors in the areas of real estate, capital markets, investor relations, and diversity and inclusion. From 2014 through 2015, Ms. Poskon served as Senior Vice President/Senior Real Estate Research Analyst at D.A. Davidson & Co., where she was tasked to co-lead the launch of its real estate capital markets platform. Her work experience also includes previously working at Robert W. Baird & Co. and currently sitting on the Board of Directors of two public real estate investment trusts, Wheeler REIT (WHLR) and Power REIT (PW).

New Executive Biographies

Huang Zhichang has held positions of increasing responsibility, including Director, Chief Operating Officer and Labor Union Chairman, at Nam Tai Investment (Shenzhen) Co., Ltd. from 1998 to June 2021. Mr. Huang has thirty years of experience in technology park project management, human resources, regulatory compliance and governmental affairs.

Steven Parker, who has been appointed Chief Financial Officer, has lead Berkeley Research Group’s Financial Investigations and Regulatory Compliance practice in Greater China and Asia-Pacific region since 2019. From 2017 to 2019, he was a managing director at Duff & Phelps (China Limited) and from 2007-2017, managing director, Asia Pacific at Experis/Jefferson Wells (Hong Kong) Co., Ltd. In 2007, Mr. Parker served as the Chief Financial Officer of Ferrari Motorsports China (Ferrari Maserati Cars Int’l Trading) and from 2002-2007, he served as the Chief Financial Officer, Greater China & Asia Pacific for McCormick (China) Co., Ltd. Mr. Parker has more than twenty-five years of experience in the region, specializing in forensic accounting investigations, litigation support, risk management and regulatory compliance.

FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY

Nam Tai Property Inc. is an owner-operator of commercial real estate projects across China. The Company currently maintains two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company’s portfolio and strategic priorities by visiting www.NamTai.com.

Contacts

MKA

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@mkacomms.com / aareopagita@mkacomms.com